Mail Stop 3561

September 23, 2009

Christopher Kidney
President
Eco Building International
c/o Val-U-Corp Services, Inc.
1802 North Carson Street, Suite 108
Carson City, NV 89701

> **Re: Eco Building International**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 1, 2009**
> **File No. 333-160476**

Dear Mr. Kidney:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1. We refer to comment four of our letter dated August 3, 2009. Please note that this comment does not refer to your future obligations to file quarterly and annual reports with the Commission, but to the potential necessity of including updated financial statements in your registration statement. In this regard, we note that your financial statements must be updated if they are as of a date 135 days or more before this registration statement is declared effective. Refer to Rule 8-08 of Regulation S-X.

Plan of Distribution, page 11

2. The first paragraph on page 12 begins: "The persons listed in the following table. . . ."; however, no table follows this disclosure. Please revise accordingly.

Description of Business, page 15

3. Please provide a time-line indicating when you plan to complete each of the steps you disclose here with a view towards initiating your business plan. For example, disclose when you expect your web-site will be operational, when you plan to procure suppliers, etc.

4. We reviewed the revisions to your disclosure in response to comment 15 in our letter dated August 3, 2009. Please disclose that you do not intend to acquire capital assets during the next twelve months or disclose estimated capital expenditures and anticipated sources of funding in the discussion of costs you expect to incur in the next twelve months on page 17.

Plan of Operation, page 17

5. In an appropriate place in this discussion, please revise your disclosure to reiterate the statement you make on page 8 in response to prior comment 14 of our letter dated August 3, 2009, where you indicate that you have "no assurance of (sic) expectations of earning any revenue during the first fiscal year." As a related matter, in your first paragraph, rather than stating that you intend to "increase" your supplier and client network, please revise to remove the implication that you already have a network of suppliers and clients "throughout the world."

6. Under "Suppliers," you indicate that your focus is on finding new eco-friendly product suppliers throughout Europe and Asia. Elsewhere you indicate that you intend to commence operations in Europe and North America. Please revise to clarify where you will begin your operations and as distinguished from where you hope to expand them. If you intend to sell your products in one jurisdiction yet procure your suppliers from another jurisdiction, please revise to clarify.

7. We note the tabular summary of costs that you expect to incur in the next 12 months at the top of page 18. Considering you state on page 17 that you intend to, among other things, complete your corporate web-site, disclose whether the costs of doing so are reflected in this table.

Compliance with Government Regulation, page 18

8. In your response to comment 16 of our letter dated August 3, 2009, you indicate that the statement that you do not believe government regulation will have a material impact on the way you conduct your business because you "are not directly involved in product distribution" is accurate because your business model is to "act as a marketing arm for Green Products." However, on page 3 you state that you "intend to commence operations in the business of distributing eco-friendly building supplies throughout Europe and North America." Throughout

your registration statement, please clarify and provide a consistent description of the nature of your business.

Market for Common Equity and Related Stockholder Matters, page 19

9. We note the language that you added to page 8 of the registration statement in response to comment nine of our letter dated August 3, 2009. Please include this language in the discussion of your intention to apply for listing of your common stock on page 19, as well.

Certain Relationships and Related Transactions, page 24

10. We note that, in response to comment 20 of our letter dated August 3, 2009, you have disclosed the per share purchase price for the 3,000,000 shares purchased by Mr. Kidney on January 20, 2009, please also disclose the aggregate purchase price for those shares. In addition, please complete the last sentence of this section.

Financial Statements, page 24

11. We read your response to prior comment 21 in our letter dated August 3, 2009. Please tell us why you are not required to value and recognize the value of services provided by Mr. Kidney as contributed capital. Refer to SAB Topic 5:T.

Report of Independent Registered Public Accounting Firm, page F-1

12. The report should not refer to the year ended May 31, 2009 in the scope and opinion paragraphs since the financial statements only cover the period from inception to May 31, 2009. Please include a revised auditor's report that omits references to the statement of operations, stockholders' equity and cash flows for the year ended May 31, 2009.

Balance Sheet, page F-2

13. We considered your response to comment 24 in our letter dated August 3, 2009. As stated in paragraph 7, Chapter 3, Section A of ARB 43, the current liability classification includes obligations that are due on demand or will be due on demand in one year from the balance sheet date even though liquidation may not be expected within that period. As such, please disclose the loan as a current liability or tell us the authoritative literature that supports your classification as a non-current liability.

Exhibits

14. In the exhibit index, please identify Exhibit 99.1 as a "Form of" Subscription
Agreement. Furthermore, we notice that the subscription agreement relates only
to non-United States residents. Please file the form of subscription agreement that
you used for United States residents, as well, or advise us accordingly.

Exhibit 23.1

15. We read your response to prior comment 29 in our letter dated August 3, 2009.
Please note that a new consent is required whenever any change is made to the
financial statements, in an amendment if there have been intervening events since
the prior filing that are material and in an amendment if an extended period of
time passes since the last filing, which is generally any period more than 30 days.
Please file a currently dated consent of your independent registered public
accountant that refers to the date of the audit report on the financial statements
included in the filing. The consent should include a conformed signature and the
city and State where issued. Refer to Item 601(b)(23) of Regulation S-K.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or
William Thompson, Accounting Brach Chief, at (202) 551-3344 with any questions
regarding the comments on financial statements and related matters. You may contact
Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Mara Ransom, Legal Branch
Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Diane D. Dalmy, Esq.
        Facsimile No. (303) 988-6954